UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

March 24, 2026

Commission File Number 001-14978

SMITH & NEPHEW plc
(Registrant’s name)

Building 5, Croxley Park, Hatters Lane
Watford, England, WD18 8YE
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ✔         Form 40-F __

SMITH & NEPHEW PLC

24 March 2026

NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND PERSONS CLOSELY ASSOCIATED WITH THEM

This announcement is made in accordance with the UK Market Abuse Regulation (Regulation (EU) 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018).

On 23 March 2026, the Company received notification of the following transactions in US$0.20 ordinary shares (the "Shares") in Smith & Nephew plc (the "Company") following the vesting of awards under the Smith & Nephew Global Share Plans 2020 and 2010 and the Smith & Nephew Restricted Share Plan 2024.

1.  VESTING OF 2023 PERFORMANCE SHARE AWARDS MADE UNDER THE GLOBAL SHARE PLANS 2020 AND 2010.

The awards vested on 23 March 2026 and a number of Shares were sold to cover the tax liability arising on the vesting. The number of Shares acquired includes the dividend equivalent Shares which participants receive on vested Shares.  The table below sets out the number of shares under award which vested.  The remaining shares under award have lapsed.

The following relates to individuals included in the below notification:

Reason for the notification
Initial notification /Amendment	Initial notification
Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Name	Smith & Nephew plc
LEI	213800ZTMDN8S67S1H61
Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Description of the financial instrument, type of instrument	Smith & Nephew plc ordinary shares of USD 0.20 each
Identification code	ISIN: GB0009223206
Nature of the transaction	Vesting of awards under the Smith & Nephew Global Share Plans 2020 and 2010 followed by the sale of shares to cover the relevant tax liabilities.
Date of Transaction	23 March 2026
Place of Transaction	London Stock Exchange (XLON)

Name (Position)	Status	Price (£)	Volume	Aggregated information
Deepak Nath (Chief Executive Officer)	Director	11.938637	109, 650 (of which 44,994 were sold and 64, 656 retained)	N/A Single Transaction
Helen Barraclough (Group General Counsel and Company Secretary)	PDMR	11.938637	24,047 (of which 11,342 were sold and 12,705 retained)	N/A Single Transaction
Paul Connolly (President Global Operations)	PDMR	11.938637	31,789 (of which 9,289 were sold and 22,500 retained)	N/A Single Transaction
Craig Gaffin (President, Orthopaedics)	PDMR	11.938637	14,565 (of which 3,691 were sold and 10,874 retained)	N/A Single Transaction
Mizanu Kebede (Chief Quality & Regulatory Affairs Officer)	PDMR	11.938637	32,504 (of which 10,572 were sold and 21,932 retained)	N/A Single Transaction
Elga Lohler (Chief HR Officer)	PDMR	11.938637	39,778 (of which 16,023 were sold and 23,755 retained)	N/A Single Transaction
Vasant Padmanabhan (President Research & Development, ENT and Emerging Markets)	PDMR	11.938637	38,697 (of which 15,534 were sold and 23,163 retained)	N/A Single Transaction
Alison Parkes (Chief Compliance Officer)	PDMR	11.938637	9, 403 (of which 4, 307 were sold and 5 096 retained)	N/A Single Transaction
Scott Schaffner (President Sports Medicine)	PDMR	11.938637	56,942 (of which 19,961 were sold and 36,981 retained)	N/A Single Transaction
Rohit Kashyap (President, Advanced Wound Management and Global Commercial Operations)	PDMR	11.938637	60,390 (of which 16,309 were sold and 44,081 retained)	N/A Single Transaction

All figures in these columns are stated to 6 decimal places where applicable.

2.   VESTING OF DEFERRED BONUS SHARE AWARDS MADE UNDER THE GLOBAL SHARE PLAN 2020

The awards vested on 23 March 2026 and a number of Shares were sold to cover taxation obligations arising on the vesting. The number of Shares acquired includes the dividend equivalent Shares which participants receive on vested Shares.

The following relates to individuals included in the below notification:

Reason for the notification
Initial notification /Amendment	Initial notification
Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Name	Smith & Nephew plc
LEI	213800ZTMDN8S67S1H61
Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Description of the financial instrument, type of instrument	Smith & Nephew plc ordinary shares of USD 0.20 each
Identification code	ISIN: GB0009223206
Nature of the transaction	Vesting of Deferred Bonus Share awards under the Smith & Nephew Global Share Plan 2020 followed by the sale of shares to cover the relevant tax liabilities.
Date of Transaction	23 March 2026
Place of Transaction	London Stock Exchange (XLON)

Name (Position)	Status	Price (£)	Volume	Aggregated information
Deepak Nath (Chief Executive Officer)	Director	11.938637	27,739 (of which 11,383 were sold and 16,356 retained)	N/A Single Transaction
Helen Barraclough (Group General Counsel and Company Secretary)	PDMR	11.938637	8,793 (of which 4,148 were sold and 4,645 retained)	N/A Single Transaction
Paul Connolly (President Global Operations)	PDMR	11.938637	9,099 (of which 3,458 were sold and 5,641 retained)	N/A Single Transaction
Craig Gaffin (President, Orthopaedics)	PDMR	11.938637	5,310 (of which 1,401 were sold and 3,909 retained)	N/A Single Transaction
Mizanu Kebede (Chief Quality & Regulatory Affairs Officer)	PDMR	11.938637	9,963 (of which 4,002 were sold and 5,961 retained)	N/A Single Transaction
Elga Lohler (Chief HR Officer)	PDMR	11.938637	13,214 (of which 5,325 were sold and 7,889 retained)	N/A Single Transaction
Vasant Padmanabhan (President Research & Development, ENT and Emerging Markets)	PDMR	11.938637	12,619 (of which 5,065 were sold and 7,554 retained)	N/A Single Transaction
Alison Parkes (Chief Compliance Officer)	PDMR	11.938637	5,550 (of which 2,604 were sold and 2,946 retained.)	N/A Single Transaction
Scott Schaffner (President Sports Medicine)	PDMR	11.938637	14,045 (of which 5,147 were sold and 8,898 retained)	N/A Single Transaction
Rohit Kashyap (President, Advanced Wound Management and Global Commercial Operations)	PDMR	11.938637	9,671 (of which 3,445 were sold and 6,226 retained)	N/A Single Transaction

All figures in these columns are stated to 6 decimal places where applicable.

3.   PARTIAL VESTING OF 2025 RESTRICTED SHARE AWARDS MADE UNDER THE RESTRICTED SHARE PLAN 2024

The awards vested on 23 March 2026 and a number of Shares were sold to cover taxation obligations arising on the vesting of the awards. The number of Shares acquired includes the dividend equivalent Shares which participants receive on vested Shares.

The following relates to individuals included in the below notification:

Reason for the notification
Initial notification /Amendment	Initial notification
Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Name	Smith & Nephew plc
LEI	213800ZTMDN8S67S1H61
Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Description of the financial instrument, type of instrument	Smith & Nephew plc ordinary shares of USD 0.20 each
Identification code	ISIN: GB0009223206
Nature of the transaction	Vesting of Restricted Share awards under the Smith & Nephew Restricted Share Plan 2024 followed by the sale of shares to cover the relevant tax liabilities.
Date of Transaction	23 March 2026
Place of Transaction	London Stock Exchange (XLON)

Name (Position)	Status	Price (£)	Volume	Aggregated information
Deepak Nath (Chief Executive Officer)	Director	11.938637	45,220 (of which 18,587 were sold and 26,633 retained)	N/A Single Transaction
John Rogers (Chief Financial Officer)	Director	11.938637	13 902 (of which 8, 663 were sold and 5 239 retained)	N/A Single Transaction
Helen Barraclough (Group General Counsel and Company Secretary)	PDMR	11.938637	7,942 (of which 3,746 were sold and 4,196 retained)	N/A Single Transaction
Paul Connolly (President, Global Operations)	PDMR	11.938637	7,732 (of which 3,387 were sold and 4,345 retained)	N/A Single Transaction
Craig Gaffin (President, Orthopaedics)	PDMR	11.938637	13,159 (of which 3,216 were sold and 9,943 retained)	N/A Single Transaction
Mizanu Kebede (Chief Quality & Regulatory Affairs Officer)	PDMR	11.938637	8,091 (of which 3,764 were sold and 4,327 retained)	N/A Single Transaction
Elga Lohler (Chief HR Officer)	PDMR	11.938637	13,120 (of which 5,309 were sold and 7,811 retained)	N/A Single Transaction
Vasant Padmanabhan (President Research & Development, ENT and Emerging Markets)	PDMR	11.938637	10,661 (of which 4,280 were sold and 6,381 retained)	N/A Single Transaction
Alison Parkes (Chief Compliance Officer)	PDMR	11.938637	3,441 (of which 1,623 were sold and 1,818 retained)	N/A Single Transaction
Scott Schaffner (President Sports Medicine)	PDMR	11.938637	15,437 (of which 6,555 were sold and 8,882 retained)	N/A Single Transaction
Rohit Kashyap (President, Advanced Wound Management and Global Commercial Operations)	PDMR	11.938637	16,161 (of which 6,383 were sold and 9,778 retained)	N/A Single Transaction

All figures in these columns are stated to 6 decimal places where applicable.

Philip Horner
Group Deputy Company Secretary
Smith & Nephew plc

Tel:  +44 (0)1923 477100

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Smith & Nephew plc
(Registrant)

Date: March 24, 2026	By:	/s/ Helen Barraclough
Helen Barraclough
Company Secretary